SCHNEIDER WEINBERGER & BEILLY LLP
2200 Corporate Boulevard, N.W.
Suite 210
Boca Raton, Florida  33431

telephone (561) 362-959
email: jim@swblaw.net

March 7, 2011

'CORRESP'

United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.  20549

Attention:	Lauren Nguyen
J. Nolan McWilliams

Re:	International Paintball Association, Inc. (the “Company”)
Registration Statement on Form 10
File No. 000-53464

Ladies and Gentlemen:

In furtherance to our conversation with Mr. McWilliams, and pursuant to Rule 418 of the Securities Act of 1933, as amended, this letter shall serve as instructions to the staff to shred the schedule and copies of the promissory notes provided supplementally to the staff in hard copy format in response to comment 9 of the staff’s letter of comment dated February 14, 2011.  We note that, pursuant to Rule 418, the return of such information is consistent with the protection of investors and the return of such information is consistent with the provisions of the Freedom of Information Act.

Sincerely,

/s/ James M. Schneider
James M. Schneider

cc:           Ms. Brenda Webb